Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sabine Royalty Trust
Commission File Number: 333-127203

FOR IMMEDIATE RELEASE
Sabine Production Partners, LP Provides Additional Information Concerning Suspension of Proxy Solicitation
     FORT WORTH, TEXAS — March 3, 2006 — Sabine Production Partners, LP (the “Partnership”) announced on January 31, 2006 that it was suspending indefinitely its previously-announced solicitation of proxies from unit holders of Sabine Royalty Trust (NYSE: SBR). The Partnership expanded upon its statements today by describing some of the geopolitical tensions that precipitated management’s decision to withdraw the offer. The Partnership identified the following international tensions as those recently affecting the stability of oil and gas supplies:

▪	the escalating levels of confrontation between Western nations and Iran over its developing nuclear capability;

▪	the openly hostile expressions against Israel and the U.S. voiced by Iran’s recently elected President;

▪	widely reported speculation about the possibility of oil supply disruptions if Iran embargoes sales to the West and/or stops shipping through the Strait of Hormuz;

▪	the January election victory of Hamas in the Palestinian territory;

▪	open speculation by the Israeli government on a possible military solution to the Iranian threat;

▪	recent threats by Osama bin Laden of additional terrorist attacks within the United States;

▪	turmoil and civil unrest in Nigeria, a major oil exporting nation;

▪	ongoing disputes between Chavez’s Venezuela, a major oil exporter, and the U.S.; and

▪	the growing conflict between China and the U.S. over a widening trade imbalance.
     Although not purporting to reflect a complete articulation of the geopolitical issues affecting the world’s oil and gas supply, the Partnership noted that these issues, as widely reported in the press, were among those that weighed heavily in its decision.
     Mr. Gerald W. Haddock, Chairman of the Partnership, said “These conditions, among others, resulted in unusually strong upward pressure on the market price of oil during our solicitation period. As a result, SBR was able to pay monthly distributions to unit holders above those of a year ago. We feel that higher distribution rates could make certain SBR unit holders less likely to consider the type of fundamental restructuring we seek.”
     The Partnership stated that it does not plan to use the proxies it currently holds to call a meeting of unit holders or to vote the proxies in accordance with their instructions if a meeting should otherwise be called. If the Partnership elects to recommence its proxy solicitation, it will re-solicit unit holders.

     Investors and SBR unit holders are urged to read carefully in their entirety the Registration Statement and the Proxy Statement/Prospectus filed by Sabine Production Partners, LP with the SEC because they contain important information about Sabine Production Partners, LP, SBR, the proxy solicitation that has been indefinitely suspended, and related matters. Investors and unit holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus may also be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800). Sabine Production Partners, LP is not affiliated with SBR.
Source: Sabine Production Partners, LP
Contact: Gerald W. Haddock, (817) 885-8390